UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Kabushiki Kaisha Kioritz

Shindaiwa Kougyou Kabushiki Kaisha

(Name of Subject Company)

Kioritz Corporation
Shindaiwa Corporation

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Kioritz Corporation
Shindaiwa Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Kioritz Corporation
Attn: Makoto Ito
Operating Officer, General Manager of Finance & Accounting Department
7-2, Suehirocho 1-chome, Ohme, Tokyo, 198-8711, Japan
Phone: +81-428-32-6118

Shindaiwa Corporation
Attn: Shigeharu Owa
Director, General Manager of Administration Division
6-2-11 Ozuka-Nishi, Asaminami-ku, Hiroshima, 731-3167, Japan
Phone: +81-82-849-2001

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total pages: 36 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(1) Supplement to Securities Registration Statement of Yamabiko Corporation (June 27, 2008)

(2) Reference Materials for the Ordinary General Meeting of Shareholders of Shindaiwa Corporation

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Kioritz Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on June 10, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIORITZ CORPORATION

By: Y. Kitazume

Name: Yasuhiko Kitazume

Title: Representative Director and President

Date: June 30, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHINDAIWA CORPORATION

By: [signature]
Name: Yasushi Asamoto
Title: Representative Director and President

Date: June 30, 2008

TKDOCS01/43194.1

SUPPLEMENT TO SECURITIES REGISTRATION STATEMENT

June 27, 2008

YAMABIKO CORPORATION

THIS ENGLISH TRANSLATION OF THE SECURITIES REGISTRATION STATEMENT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF YAMABIKO CORPORATION. WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share transfer is made for the securities of a foreign company. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

SUPPLEMENT TO SECURITIES REGISTRATION STATEMENT

【Filing document】	Supplement to Securities Registration Statement (the "Supplement")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	June 27, 2008
【Filing person】	
【Name of filing person】	Kabushiki Kaisha Yamabiko
【Name of filing person (English)】	YAMABIKO CORPORATION
【Name and title of representatives】	Yasushi Asamoto, Representative Director and Chairman Yasuhiko Kitazume, Representative Director and President
【Location of headquarters】	1-7-2, Suehiro-cho, Ome-shi, Tokyo
【Telephone number】	N/A
【Person to contact】	Kioritz Corporation Makoto Ito, Operating Officer, General Manager of Finance & Accounting Department Shindaiwa Corporation Shigeharu Owa, Director, General Manager of Administration Division
【Contact address】	Kioritz Corporation 1-7-2, Suehiro-cho, Ome-shi, Tokyo Shindaiwa Corporation 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima
【Telephone number】	Kioritz Corporation +81-428-32-6111 Shindaiwa Corporation +81-82-849-2001
【Person to contact】	Kioritz Corporation Makoto Ito, Operating Officer, General Manager of Finance & Accounting Department Shindaiwa Corporation Shigeharu Owa, Director, General Manager of Administration Division
【Type of offered securities subject to registration】	Common stock
【Amount of offering subject to registration】	30,344,128,675 Japanese yen (Note) Because the subscription amount has not been determined as of the filing date of the Supplement, the above number is the aggregate sum of the respective amounts of shareholders' equity (book value) of Kioritz Corporation ("Kioritz") as of the end of the most recent fiscal year (November 30, 2007) and Shindaiwa Corporation ("Shindaiwa") as of September 30, 2007.
【Location at which a copy of the Supplement is available to the public】	N/A

1. 【Reason for filing this Supplement】

This Supplement is filed to amend and supplement certain information contained in the securities registration statement filed on June 11, 2008 (the "Registration Statement"), according to the extraordinary general meeting of shareholders of Kioritz and the ordinary general meeting of shareholders of Shindaiwa, both of which were held on June 27, 2008 to obtain the approval of the shareholders of each company with respect to the share transfer plan (the "Share Transfer Plan"), and furthermore to attach copies of the respective minutes of the two aforementioned meetings of shareholders.

2. 【Relevant Section in the Statement】

Part I. Securities Information
- I. Offering Conditions
- 1. 【Newly-Issued Shares】

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)
- I. Summary of Organizational Restructuring (Tender Offer)
- 7. 【Procedures with Respect to Organizational Restructuring】

Part III. Corporate Information
- I. Details of the Corporation
- 2. 【History of Yamabiko】

(Addition of attached documents)

Attachment A: A copy of the minutes of the Extraordinary General Meeting of Shareholders of Kioritz

Attachment B: A copy of the minutes of the Ordinary General Meeting of Shareholders of Shindaiwa

3. 【Amended Information】

Information amended pursuant to this Supplement is indicated with double underlines.

Part I. Securities Information

I. Offering Conditions

1. 【Newly-Issued Shares】

(Before Amendment)

Class of Shares	Number of Shares Issued
Common Stock	11,099,232 shares (Notes 1, 2, 3)

(Notes) 1. The above number is based on the number of issued and outstanding shares of Kioritz (69,042,472 shares) (as of the end of April 2008) and the number of issued and outstanding shares of Shindaiwa (26,081,600 shares) (as of the end of March 2008). Accordingly, if stock acquisition rights or other rights are exercised before the day immediately preceding the date of incorporation of the joint holding company, Yamabiko Corporation ("Yamabiko"), the number of shares which Yamabiko will issue may differ.

2. Common stock of Yamabiko will be issued through the share transfer (the "Share Transfer") which will be conducted pursuant to the resolutions of the respective meetings of the Boards of Directors of Kioritz and Shindaiwa held on April 14, 2008 (pertaining to the approval of the Share Transfer Plan (described below) and the proposal regarding the Share Transfer Plan for the respective meetings of shareholders of both companies), and the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective ordinary general meetings of shareholders of Kioritz and Shindaiwa scheduled to be held on June 27, 2008.

3. Kioritz and Shindaiwa intend to apply to list the shares of Yamabiko on the Tokyo Stock Exchange Group, Inc. (the "Tokyo Stock Exchange").

(After Amendment)

Class of Shares	Number of Shares Issued
Common Stock	11,099,232 shares (Notes 1, 2, 3)

(Notes) 1. The above number is based on the number of issued and outstanding shares of Kioritz (69,042,472 shares) (as of the end of April 2008) and the number of issued and outstanding shares of Shindaiwa (26,081,600 shares) (as of the end of March 2008). Accordingly, if stock acquisition rights or other rights are exercised before the day immediately preceding the date of incorporation of the joint holding company, Yamabiko Corporation ("Yamabiko"), the number of shares which Yamabiko will issue may differ.

2. Common stock of Yamabiko will be issued through the share transfer (the "Share Transfer") which will be conducted pursuant to the resolutions of the respective meetings of the Boards of Directors of Kioritz and Shindaiwa held on April 14, 2008 (pertaining to the approval of the Share Transfer Plan (described below) and the proposal regarding the Share Transfer Plan for the respective meetings of shareholders of both companies), and the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective ordinary general meetings of shareholders of Kioritz and Shindaiwa held on June 27, 2008.

3. Kioritz and Shindaiwa intend to apply to list the shares of Yamabiko on the Tokyo Stock Exchange Group, Inc. (the "Tokyo Stock Exchange").

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)

I. Summary of Organizational Restructuring (Tender Offer)

7. 【Procedures with Respect to Organizational Restructuring】

(Before Amendment)

(description above was omitted)

2. Shareholders' meeting procedures and schedule with respect to organization restructuring

March 31, 2008 (Monday)	Record date of ordinary general meeting of shareholders (Shindaiwa)
April 14, 2008 (Monday)	Meetings of the Board of Directors to approve the Share Transfer Plan (Kioritz and Shindaiwa)
April 15, 2008 (Tuesday)	Public notice of record date for extraordinary general meeting of shareholders (Kioritz)
April 30, 2008 (Wednesday)	Record date for extraordinary general meeting of shareholders (Kioritz)
June 27, 2008 (Friday) (scheduled)	Shareholders' meeting to approve the Share Transfer Plan (Kioritz and Shindaiwa)
November 25, 2008 (Tuesday) (scheduled)	Date on which shares will be delisted (Kioritz and Shindaiwa)
December 1, 2008 (Monday) (scheduled)	Effective date of the Share Transfer (date of incorporation of Yamabiko). Date on which shares of Yamabiko will be listed.

Provided, however, that the schedule is subject to change pursuant to discussions between Kioritz and Shindaiwa in the event that unavoidable circumstances occur during the completion of procedures hereafter.

(After Amendment)

(description above was omitted)

2. Shareholders' meeting procedures and schedule with respect to organization restructuring

March 31, 2008 (Monday)	Record date of ordinary general meeting of shareholders (Shindaiwa)
April 14, 2008 (Monday)	Meetings of the Board of Directors to approve the Share Transfer Plan (Kioritz and Shindaiwa)
April 15, 2008 (Tuesday)	Public notice of record date for extraordinary general meeting of shareholders (Kioritz)
April 30, 2008 (Wednesday)	Record date for extraordinary general meeting of shareholders (Kioritz)
June 27, 2008 (Friday)	Shareholders' meeting to approve the Share Transfer Plan (Kioritz and Shindaiwa)
November 25, 2008 (Tuesday) (scheduled)	Date on which shares will be delisted (Kioritz and Shindaiwa)
December 1, 2008 (Monday) (scheduled)	Effective date of the Share Transfer (date of incorporation of Yamabiko). Date on which shares of Yamabiko will be listed.

Provided, however, that the schedule is subject to change pursuant to discussions between Kioritz and Shindaiwa in the event that unavoidable circumstances occur during the completion of procedures hereafter.

Part III. Corporate Information

I. Details of the Corporation

2. 【History of Yamabiko】

(Before Amendment)

(description above was omitted)

June 27, 2008 At the respective general meetings of shareholders, Kioritz and Shindaiwa shall resolve (i) to establish Yamabiko through a joint share transfer and (ii) to make both Kioritz and Shindaiwa wholly owned subsidiaries of Yamabiko.

(description below was omitted)

(After Amendment)

(description above was omitted)

June 27, 2008 At the respective general meetings of shareholders, Kioritz and Shindaiwa obtained approval (i) to establish Yamabiko through a joint share transfer and (ii) to make both Kioritz and Shindaiwa wholly owned subsidiaries of Yamabiko.

(description below was omitted)

Attachment A

Minutes of the Extraordinary General Meeting of Shareholders of Kioritz Corporation (Summary)

The Extraordinary General Meeting of Shareholders of Kioritz Corporation (the "Company") was held in the conference room on the 3rd floor at 1-7-2, Suehiro-cho, Ome-shi, Tokyo at 10am on June 27, 2008. In accordance with Article 16 of the Company's Articles of Incorporation, Representative Director and President of the Company, Yasuhiko Kitazume, was the Chairperson, and, after declaring the meeting open, reported, as described below, that the number of shares, the number of shareholders (described below) present at the meeting were sufficient to constitute a quorum and proceeded to discuss the matters for which the meeting had been convened.

Number of shares issued and outstanding: 69,042,472 shares

(Number of shares in respect of which voting rights may be exercised: 68,295 units)	(Number of shareholders who may exercise voting rights: 5,093)
Number of voting rights present at the meeting: 49,633 units	Number of shareholders present at the meeting: 1,664
(Number of voting right exercise forms submitted from among the above: 34,116 units)	(Number of voting right exercise forms submitted from among the above: 1,598)

(Omitted)

Matters resolved:

First Agenda Item: Establishment of a Parent Company through Share Transfer

The Chairperson requested responses concerning the approval of establishing Yamabiko Corporation, the parent company which will own 100% of the shares of the Company and Shindaiwa Corporation, through a share transfer conducted in cooperation with Shindaiwa Corporation pursuant to Article 772 of the Company Law of Japan and becoming a wholly owned subsidiary of such company, as described in "Reference Materials for the Extraordinary Meeting of Shareholders" of the "Convocation Notice of the Extraordinary Meeting of Shareholders". The shareholders unanimously approved with a majority vote, including voting right exercise forms, the adoption of this proposal in its original form.

Second Agenda Item: Partial Amendments to the Articles of Incorporation

(Omitted)

This concluded the discussion of the proposals, and the meeting adjourned at 10:34 am.

Directors and statutory auditors present at the meeting:

Chairman and Director Yasuhiko Kitazume

Attending Director	Hideaki Kawai
Attending Director	Takeshi Sasaki
Attending Director	Hiroaki Ando
Attending Director	Isao Takahashi
Attending Director	Takeshi Kurihara
Attending Director	Yoshiaki Nagao
Attending Director	Shigeki Kondo
Attending Statutory Auditor	Katsunori Oya
Attending Statutory Auditor	Masatoshi Miyahara
Attending Statutory Auditor	Masato Tanaka
Attending Statutory Auditor	Tsugio Ōi

Person responsible for preparing these minutes: Yasuhiko Kitazume

Attachment B

Minutes of the 47th Ordinary General Meeting of Shareholders of Shindaiwa Corporation (Summary)

1. Commencement of meeting: 10:00 am, June 27, 2008 (Friday)
2. Adjournment of meeting: 10:38 am, June 27, 2008 (Friday)
3. Location: Shindaiwa Head Office/ conference room, 4F, 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima
4. Total number of shareholders: 3,833
5. Total number of shares issued and outstanding: 26,081,600 shares
6. Total number of shareholders and voting rights: 3,189 shareholders, 25,202 units
7. Information with respect to shareholder attendance:

	Number of shareholders	Number of voting rights
Shareholders present:	67	7,542 units
Shareholders who submitted voting right exercise forms:	1,199	11,358 units
Total	1,266	18,900 units

8. Exercise of voting rights by voting right exercise form:

	For	Against
First agenda item:	18,224 units	52 units
Second agenda item:	18,194 units	82 units

9. Directors and statutory auditors in attendance:

   Directors: Yasushi Asamoto, Noboru Iwamoto, Masayuki Ozuno, Katsuyuki Maeda, Takefumi Niwaki, Yasuo Ishikawa, Takashi Harada, Shigeharu Owa, Kenji Matsushima, Manabu Asamoto and Thomas L. Bunch (all present)

   Statutory auditors: Hitoshi Nishimoto, Tetsuo Yamashita, Yasuyuki Tsudo (all present)

On the basis of the above attendance, at the appointed time Yasushi Asamoto, Representative Director and President of Shindaiwa Corporation, acting as Chairperson, noted the legal formation of the meeting, and declared the meeting open.

(Omitted)

Explanations followed with respect to the descriptions in the attached documents, "Reference Materials for the Ordinary General Meeting of Shareholders" of the "Convocation Notice of the 47th

Term Ordinary General Meeting of Shareholders" of the first agenda item, concerning the incorporation of a parent company through a share transfer, and the second agenda item, concerning the appointment of 11 directors.

(Omitted)

This concluded the discussions, and the Chairperson conducted voting on the proposals.

First Agenda Item: Establishment of a Parent Company through Share Transfer

For this agenda item, responses concerning the adoption of the proposal in its original form were requested, and the original proposal was subsequently approved by a majority of the shareholder voting rights present at the meeting (a majority equal to or exceeding 2/3).

Second Agenda Item: Appointment of 11 Directors (omitted)

This concluded the discussion of all proposals, and the Chairperson declared the meeting adjourned at 10:38 am.

In order to clarify the course and outcome of the proceedings, Shigeharu Owa, Director and General Manager of Administration Division of Shindaiwa Corporation, has prepared these minutes, and the Chairperson and Directors present at the meeting have placed their signatures and seals below.

June 27, 2008

Directors present at the meeting:

Chairman and Representative Director	Yasushi Asamoto
Director	Noboru Iwamoto
Director	Masayuki Ozuno
Director	Katsuyuki Maeda
Director	Takefumi Niwaki
Director	Yasuo Ishikawa
Director	Takashi Harada
Director	Shigeharu Owa
Director	Kenji Matsushima
Director	Manabu Asamoto
Director	Thomas L. Bunch

End of document

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

SHINDAIWA CORPORATION
Representative Director and
President: Yasushi Asamoto
6-2-11, Ozuka-Nishi, Asaminami-ku,
Hiroshima

(Supplement for the 47th Term Ordinary General Meeting of Shareholders)

Reference Materials for the Ordinary General Meeting of Shareholders

1st Agenda:

4. Matters with respect to Kioritz
   (1) Kioritz's financial statements and other information relating to Kioritz for the most recent fiscal year (ended November 2007)

This share transfer is made for the securities of a foreign company. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Business Report

(For the period from December 1, 2006 through November 30, 2007)

I. Review of the Corporate Group's Operations

(1) Review of Operations

While prices of oil and other raw materials continued to rise sharply, the Japanese economy, benefiting from overseas demand, managed to expand slowly during the fiscal year ended November 2007. The world economy continued to slow amidst continuing stagnancy in the housing market and uncertainty in the financial markets due to the subprime loan crisis in the U.S. However, economies in Europe and Asia continued to steadily expand. Although the yen rose against the dollar in the latter half of the fiscal year, average exchange rates for the fiscal year ended November 2007 showed that the yen was weaker against the dollar and the euro, as compared to the previous fiscal year.

The market for agricultural machinery in Japan became challenging since farmers continued to hold off on purchasing agricultural machinery as a result of uncertainty concerning new governmental agricultural policy, and the market became even more challenging reflecting the impact of the weather conditions, such as the past summer's initial low temperature and lack of sunlight followed by extremely hot weather and typhoons, as well as the continuing decline in the price of rice.

In the context of this environment, with respect to the Japanese market, the group companies (the "Kioritz Group") of Kioritz Corporation (the "Company") held promotional campaigns celebrating the 60th anniversary of the Company, test-ride events centering around high-performance ride-on pest control machinery, product exhibitions in various regions throughout Japan and other proactive sales promotion activities, in addition to introducing mid-to large-scale agricultural maintenance machinery equipped with new systems, and various types of new products equipped with compact 2-stroke engines which were designed in accordance with the development concept of "lighter, safer and easier to use".

With respect to the overseas market, the Kioritz Group introduced many new products tailored towards compliance with engine emission standards and other market requirements as well as customers' needs, and enhanced the product lineup. In addition, the Kioritz Group developed proactive measures to expand sales in each region, such as lengthening product warranty periods in North America in consideration of the high quality of its products, promoting various advertising and publicity activities centered around Europe, and full-scale entry into Russia and other new markets. In addition, the Kioritz Group made efforts to improve relationships with distributors in each region, furthered the penetration and expansion of the "ECHO" brand, and worked towards improving the sales base for the future.

With respect to manufacturing, in addition to establishing manufacturing systems at the manufacturing subsidiary in China which was incorporated three years ago mostly in accordance with the initial plan, the Kioritz Group made capital investments to improve product quality and productivity in manufacturing bases in Japan and overseas, and continued to improve manufacturing capabilities. Furthermore, the Kioritz Group as a whole focused on manufacturing, development, improving operational effectiveness and cutting costs, and worked towards reducing overall costs and increasing profit.

As a result of the aforementioned business developments, consolidated sales for the fiscal year ended November 2007 were 73,377 million yen, an increase of 4,369 million yen (6.3%) compared to the previous fiscal year.

In the midst of stagnant overall demand for agricultural machinery reflecting the new governmental agricultural policy, despite a steady increase in sales of the Company's key products particularly in Western Japan, sales of some products with strong regional characteristics were sluggish, including weak sales of large-scale pest control machinery in Hokkaido and deteriorating sales of snow blowers and plows particularly in the Tohoku region. Accordingly, domestic sales, which are included in the results described in the previous paragraph, were 23,727 million yen, a decrease of 122 million yen (0.5%) compared to the previous fiscal year.

Overseas sales were 49,650 million yen, an increase of 4,492 million yen (9.9%) compared to the previous fiscal year. Although some areas were affected by drought, sales in the North America region which are included in overseas sales, were 40,758 million yen, an increase of 3,311 million yen (8.8%) compared to the previous fiscal year. These sales figures reflect steady improvements in sales as a result of the introduction of new products and enhanced sales expansion efforts, in addition to the fact that the yen remained weak overall against the dollar compared to the previous fiscal year, and the sales results of the fiscal year ended November 2007 of the consolidated U.S. subsidiary which was established in April 2006 contained sales from the full year. Furthermore, although some regions were affected by unusual weather conditions, sales across Europe, Asia, Central and South America and other regions remained steady overall, and factors such as the development of new markets and the yen remaining weak against the euro contributed to sales in overseas regions (other than North America) of 8,892 million yen, an increase of 1,180 million yen (15.3%) compared to the previous fiscal year.

With respect to profit and loss, although factors such as the impact of rising raw material price and rising manufacturing cost as a result of compliance with emission standards put pressure on profits, increased sales and the impact of the weak yen, in addition to efforts by the Kioritz Group as a whole to reduce overall costs, resulted in consolidated operating income amounting to 3,776 million yen, an increase of 321 million yen (9.3%) compared to the previous fiscal year. Consolidated ordinary income was 2,938 million yen, an increase of 57 million yen (2.0%) compared to the previous fiscal year, despite an increase in foreign exchange differences (foreign exchange losses) as a result of the weakening dollar in the latter half of the fiscal year. Consolidated net income was 1,490 million yen, an increase of 77 million yen (5.5%) compared to the previous fiscal year.

The Company entered into a business and capital alliance agreement with Shindaiwa Corporation ("Shindaiwa") as of May 21, 2007, in order to contribute to business development and an expansion in corporate value through improving the competitiveness of both companies. Shindaiwa, like the Company, is involved in the manufacture and sale of small-scale outdoor power equipment as one of its main businesses. However, the Company anticipates that the effects of such alliance will be reflected in the business results from the fiscal year ending November 30, 2008, and accordingly has no effect on the consolidated business results of the fiscal year ended November 2007.

Sales for each segment are as follows:

(¥ millions)

Segment	Fiscal year ended November 2007		Fiscal year ended November 2006		Increase (decrease)	
	Sales	Percentage of overall sales (%)	Sales	Percentage of overall sales (%)	Sales	Percentage of overall sales (%)
Forestry Machinery	31,351	42.7	29,804	43.2	1,547	5.2
Agricultural maintenance machinery	26,876	36.6	24,282	35.2	2,593	10.7
Other	15,150	20.7	14,922	21.6	228	1.5
Total	73,377	100.0	69,008	100.0	4,369	6.3

(a) Forestry machinery segment

Sales in Japan across the forestry machinery segment increased as a result of the introduction of new products, such as various models of brush cutters ranging from lightweight, low-noise, low vibration types to models designed for professionals, and chainsaws featuring improved ease of use and safety features.

In North America, sales of chainsaws, which grew substantially in the previous fiscal year, decreased. However sales of brush cutters and hedge trimmers in particular, increased steadily due to the introduction of new products which comply with emissions standards and other factors.

With respect to overseas regions other than North America, sales in some areas decreased as a result of unusual weather conditions, such as the mild winters and heat waves experienced in some parts of Europe and drought in Australia. However, the Company enhanced its product lineup, including introducing new products aimed particularly at the European market, such as chainsaws, brush cutters and hedge trimmers designed to comply with emission standards, and implementing the full-scale introduction of new battery-powered hedge trimmers. Such enhancements to the product line-up, together with the impact of the weak yen and sales in new markets, resulted in a substantial increase in sales in these overseas regions.

As a result, sales in this segment were 31,351 million yen, an increase of 1,547 million yen (5.2%) compared to the previous fiscal year.

(b) Agricultural maintenance machinery segment

Although sales of products such as power sprinklers, power sprayers and boom sprayers designed for Hokkaido decreased, overall sales in Japan remained strong, particularly of large-scale, high-performance machines, as a result of new speed sprayers, high performance ride-on maintenance machines and other products being rated highly in the market.

Overseas, the results of introducing large-scale, high performance models, new design power blowers and other new products and engaging in various sales expansion efforts resulted in a steady increase in sales. In addition, sales for the fiscal year ended November 2007 of chip shredders, large-scale agricultural machinery and other products which are manufactured and sold by the U.S. consolidated subsidiary which was established in April 2006, represented sales throughout a full-year. As a result, overseas sales increased substantially compared to the previous fiscal year.

As a result, sales in this segment were 26,876 million yen, an increase of 2,593 million yen (10.7%) compared to the previous fiscal year.

(c) Other segment

Sales in Japan of snow removal related products slumped substantially due to light snowfall in December 2006. Sales of parts for after-sales service and other products also decreased.

With respect to overseas sales, accessories, parts for after-sales service and other products remained strong in regions such as North America and Europe.

As a result, sales in this segment were 15,150 million, an increase of 228 million yen (1.5%) compared to the previous fiscal year.

(2) Capital Investment

Capital investment in the fiscal year ended November 2007 amounted to a total of 2,277 million yen. The majority of this amount was used to purchase production rationalization equipment and new model molds for the Company's plants and manufacturing subsidiaries.

(3) Fund Procurement

There is no relevant information for the fiscal year ended November 2007.

(4) Business Transfers, Split-Ups and Spin-Offs

There is no relevant information for the fiscal year ended November 2007.

(5) Business Transfers

There is no relevant information for the fiscal year ended November 2007.

(6) Acquisition or Disposal of Securities or Other Equity, or Stock Acquisition Rights of Another Corporation

The Company entered into a business and capital alliance agreement with Shindaiwa as of May 21, 2007. Pursuant to such agreement, the Company acquired 700,000 shares of common stock (2.68% of the total number of shares issued and outstanding) of Shindaiwa.

(7) Succession to Rights or Obligations with Respect to Another Corporation as a Result of an Extinguishing Merger or Sink Decomposition

There is no relevant information for the fiscal year ended November 2008.

(8) Issues to be Addressed

Expectations that global economic growth will slow as a result of the economic slowdown in the U.S., in addition to various other factors, including the sharply rising prices of oil and other raw materials, concerns over financial instability due to the subprime loan crisis, fluctuations in exchange rates, and the impact of Japanese governmental agricultural policy reform on demand for agricultural machinery, result in an uncertain future for the Company.

In the midst of these uncertain conditions, while continuing to develop small-scale outdoor work equipment which aims to meet customers' needs and the expectations, in addition to complying with global regulations concerning emissions, vibration and noise produced by engines, the Kioritz Group will also focus on developing high performance mid-to-large-scale maintenance machinery products for agricultural use which offer high added value, are competitive in the marketplace, and are tailored to changes in the trend in the agricultural industry. At the same time, the Kioritz Group will aim to improve competitiveness by developing proactive region-specific sales strategies and continuing to focus on the penetration and improvement of the international "ECHO" brand of outdoor power equipment and the Japanese "Kioritz" brand of agricultural and forestry equipment. With respect to manufacturing, the Kioritz Group will work to expand sales and profit by revising the business processes including development, sales, distribution and maintenance, and reducing overall costs, across the whole group, in addition to strongly promoting reductions in manufacturing costs and the establishment of an effective manufacturing system which capitalizes on the characteristics of each manufacturing base in Japan, America and China. Furthermore, together with Shindaiwa with whom the Company has entered into a business and capital alliance, the Kioritz Group will focus on realizing synergies in all areas, such as cooperative development and manufacturing of products, including the expansion of OEM products, and mutual use of distribution capabilities.

The Company would greatly appreciate the ongoing support and encouragement of each shareholder.

(9) Trends in Financial Condition, Profit and Loss

(¥ millions, except "Net income per share")

	61st Term (December 1, 2003 through November 30, 2004)	62nd Term (December 1, 2004 through November 30, 2005)	63rd Term (December 1, 2005 through November 30, 2006)	64th Term (Current fiscal year) (December 1, 2006 through November 30, 2007)
Net sales	62,341	64,137	69,008	73,377
Ordinary income	3,305	2,949	2,880	2,938
Net income	1,642	1,478	1,413	1,490
Net income per share (in yen)	23.81	21.45	20.51	21.64
Total assets	58,158	63,395	63,032	61,691
Net assets	26,264	29,492	31,777	32,055

(Notes) 1. Net income per share is computed based on the average number of issued and outstanding shares during the fiscal year, excluding the average number of treasury stock during the fiscal year.

2. The Company has adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" since the 63rd Term.

(10) Significant Subsidiaries

Name	Paid-in Capital (¥ millions)	Kioritz's Share Holding Ratio	Principal Businesses
Echo, Incorporated	$21,000,000	79.5%	Manufacture and sales of Kioritz products in U.S.A.
Oppama Industry Co., Ltd.	¥25 million	100.0%	Manufacture of parts for Kioritz products
Echo Rentecs Co., Ltd.	¥50 million	100.0%	Rental and technical service of Kioritz products
Kioritz Echo Tohoku Co., Ltd.	¥28 million	100.0%	Domestic sales of Kioritz products
Kioritz Echo Tobu Co., Ltd.	¥53 million	100.0%	Domestic sales of Kioritz products
Kioritz Echo Seibu Co., Ltd.	¥50 million	100.0%	Domestic sales of Kioritz products

(Note) The Company has 15 consolidated subsidiaries, including the six significant subsidiaries listed above. Consolidated sales for the fiscal year ended November 2007 was 73,377 million yen, a 6.3% increase compared to the previous fiscal year, and consolidated net income for the same fiscal year was 1,490 million yen, a 5.5% increase compared to the previous fiscal year.

(11) Primary Areas of Business

Business Segment	Principal Products
Forestry Machinery	Chainsaws, brush cutters, etc.
Agricultural Management Machinery	Backpack-mounted power sprayers, power sprayers, speed sprayers, power blowers, etc.
Others	Compact two-stroke engines, spare parts, etc.

(12) Principal Places of Business and Plants

a. The Company

Name	Location
Head Office	Ome-shi, Tokyo
Ome Distribution Center	Ome-shi, Tokyo
Yokosuka Plant	Yokosuka-shi, Kanagawa
Morioka Plant	Takizawa-mura, Iwate-gun, Iwate

b. Subsidiaries

Name	Location
Kioritz Echo Hokkaido Co., Ltd.	Sapporo-shi, Hokkaido
Kioritz Echo Tohoku Co., Ltd.	Sendai-shi, Miyagi
Kioritz Echo Tobu Co., Ltd.	Ome-shi, Tokyo
Kioritz Echo Chubu Co., Ltd.	Kiyosu-shi, Aichi
Kioritz Echo Seibu Co., Ltd.	Okayama-shi, Okayama
Kioritz Echo Kyushu Co., Ltd.	Ohnojo-shi, Fukuoka
Oppama Industry Co., Ltd.	Yokosuka-shi, Kanagawa
Echo Rentecs Co., Ltd.	Ome-shi, Tokyo
Soshin Industry Co., Ltd.	Ome-shi, Tokyo
Newtech Co., Ltd.	Nagano-shi, Nagano
Echo, Incorporated	IL, U.S.A.
Golden Eagle Distributing Corporation	CA, U.S.A.
Charlestown Power Equipment Inc.	IL, U.S.A.
Crary Industries	ND, U.S.A.
Kioritz Echo Machinery (Shenzhen) Co., Ltd.	GuangDong Province, China

(13) Employee Information

Name of Business Segment	Number of Employees (persons)	Increase (Decrease) from Previous Fiscal Year (persons)
Manufacturing Segment	1,264 (570)	56 (19)
Sales Segment	503 (5)	-16 (3)
Company-wide (common)	253 (16)	6 (1)
Total	2,020 (591)	46 (23)

(Notes) 1. The number of employees listed in "Company-wide (common)" is the number of employees who belong to the management/technology segments that cannot be classified into certain segments.

2. The "Number of Employees" listed above is the number of full-time employees. The average number of part-time employees is shown in brackets and is excluded from "Number of Employees".

(14) Principal Lenders

(¥ millions)

Lenders	Balance of Borrowing
Mizuho Bank, Ltd.	1,360
The Bank of Yokohama, Ltd.	1,010
The Chuo Mitsui Trust and Banking Company, Ltd.	800
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	640
The Norinchukin Bank	540

II. Matters Concerning Shares of the Company

(1) Total Number of Shares Authorized to be Issued: 200,000,000 shares

(2) Total Number of Shares Issued and Outstanding: 69,042,472 shares

(3) Number of Shareholders: 6,205 (Number at the end of the previous fiscal year: 6,670)

(4) Principal Shareholders:

Name	Number of Shares Owned (thousands shares)	Shareholding Percentage of the Total Shares Outstanding (%)
Mitsui & Co., Ltd.	11,688	16.96
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. (retrust to Trust & Custody Services Bank, Ltd.)	3,449	5.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,334	4.83
Japan Trustee Services Bank, Ltd. (Trust Account)	2,894	4.20
Japan Trustee Services Bank, Ltd. (Trust account at Chuo Mitsui Asset Trust and Banking Company, Limited and Trust Account of CMTB Equity Investments, Co., Ltd.)	2,836	4.11
The Bank of Yokohama, Ltd.	2,758	4.00
Kioritz Business Partners Stock Ownership (*mochikabukai*)	1,941	2.81
State Street Bank and Trust Company 505019	1,534	2.22
Nippon Life Insurance Company	1,527	2.21
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,263	1.83

(Notes) 1. The above is a list of top ten shareholders of the Company, including one shareholder who holds one tenth of the total number of issued and outstanding shares.

2. "Shareholding Percentage of the Total Shares Outstanding" is calculated excluding treasury stock.

III. Matters Concerning Directors and Statutory Auditors

(1) Current Directors and Corporate Auditors

Position in the Company	Name	Responsibilities in the Company, and representative position held in other companies
Representative Director and President	Yasuhiko Kitazume	Executive Officer
Senior Managing Director	Hideaki Kawai	Executive Officer, General Manager of Agricultural and Industrial Machinery Division
Managing Director	Takeshi Sasaki	Executive Officer, General Manager of Sales & Marketing Division
Managing Director	Hiroaki Ando	Executive Officer, General Manager of Engineering Research and Development Division
Director	Takashi Fukuoka	Executive Officer, Deputy General Manager of Engineering Research and Development Division
Director	Isao Takahashi	Executive Officer, General Manager of Production Division
Director	Takeshi Kurihara	Executive Officer, General Manager of Administration Division
Director	Tetsuo Komuro	
Standing Statutory Auditor	Kazuo Kamioka	
Standing Statutory Auditor	Katsunori Oya	
Statutory Auditor	Masato Tanaka	Certified Tax Accountant
Statutory Auditor	Keiichiro Horikoshi	

(Notes) 1. Messrs. Takeshi Kurihara and Tetsuo Komuro, directors of the Company, were elected at the 63rd ordinary general meeting of shareholders held on February 27, 2007 and assumed offices, respectively.

2. Messrs. Masato Tanaka and Keiichiro Horikoshi, statutory auditors of the Company, are outside auditors.

3. Mr. Masato Tanaka, statutory auditor of the Company, is a certified tax accountant and has considerable knowledge about tax and accounting matters.

4. Directors who concluded their terms of offices as of the close of the 63rd term ordinary general meeting of shareholders held on February 27, 2007 are as follows:

- Kenji Mio, Senior Managing Director
- Shozaburo Maruyama, Managing Director

(2) Remuneration Paid to Directors and Statutory Auditors

Classification	Number of People	Aggregate Amount of Remuneration
Directors	8	¥171 million
Statutory Auditors	4	¥39 million (Of the aggregate amount of remuneration set forth above, the aggregate amount of

		remuneration paid to 2 outside statutory auditors is ¥2 million.)

(Note) Other than above, during the fiscal year ended November 2007, pursuant to the resolution of the 63rd term ordinary general meeting of shareholders held on February 27, 2007, the Company paid ¥43 million to 2 retiring directors as retirement benefits.

(3) Matters Concerning Outside Directors and Outside Auditors

a. Concurrent posts held as executive officers of other corporations

Mr. Keiichiro Horikoshi, statutory auditor of the Company, also serves as a General Manager of Machinery Department of Mitsui & Co. Moscow LLC.

b. Principal activities during the fiscal year ended November 2007

Mr. Masato Tanaka, statutory auditor of the Company, attended 13 out of 15 meetings of the Board of Directors and all of the meetings of the Board of Statutory Auditors held during the fiscal year ended November 2007, and, where necessary, expressed his opinion from his specialized perspective as a certified tax accountant.

Mr. Keiichiro Horikoshi, statutory auditor of the Company, attended 9 out of 15 meetings of the Board of Directors and 4 out of 6 meetings of the Board of Statutory Auditors held during the fiscal year ended November 2007, and, where necessary, expressed his opinion from his objective and specialized perspective based on experience and knowledge obtained outside of the Company.

c. Outline of limited liability agreements

The Articles of Incorporation of the Company stipulates that the Company may enter into a limited liability agreement with outside statutory auditors which sets certain limits for such outside statutory auditor's liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, where such outside statutory auditor has acted in good faith and in the absence of gross negligence. However, at this time, the Company has not entered into a limited liability agreement with any of its outside statutory auditors.

IV. Matters Concerning Accounting Auditors

(1) Name of Accounting Auditors

Katsuyoshi Hayano, certified public accountant
Hirotoshi Moriguchi, certified public accountant

(2) Remuneration Paid to Accounting Auditors during the Fiscal Year ended November 2007

(1) Total amount payable by the Company to the Accounting Auditors	¥21,897,000
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditors	¥21,897,000

(Notes) 1. Total amount payable by the Company to the Accounting Auditors represents the total amount for audit services, because no distinction is made under the agreement between the Company and each Accounting Auditor.

2. Because no distinction is made under the agreement between the Company and the Accounting Auditors between the remuneration for audit services rendered pursuant to the Company Law of Japan and audit services rendered pursuant to the Financial Instruments and Exchange Law of Japan, the amount of remuneration paid to the Accounting Auditors listed above in "(1) Total amount payable by the Company to the Accounting Auditors" is represented in total amount.

(3) Description of Non-Auditing Services

N/A

(4) Policy on Dismissal or Non-Reappointment of Accounting Auditors

The Board of Statutory Auditors may dismiss the Accounting Auditors, pursuant to a unanimous consent of the statutory auditors, in the event that the Accounting Auditors fall under any of the items listed in Article 340, Paragraph 1 of the Company Law of Japan.

In addition to the above, the Company may, pursuant to the consent or request of the Board of Statutory Auditors, submit an agenda with respect to the dismissal or non-reappointment of the Accounting Auditors if it is recognized that difficulties arise in the appropriate execution of the duties of the Accounting Auditors.

(5) Outline of Limited Liability Agreements

The Articles of Incorporation of the Company stipulates that the Company may enter into a limited liability agreement with accounting auditors which sets certain limits for such accounting auditors' liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, where such accounting auditor has acted in good faith and in the absence of gross negligence. However, at this time, the Company has not entered into a limited liability agreement with any of its accounting auditors.

(6) Status of Audit of Subsidiaries

Among significant subsidiaries of the Company, Echo, Incorporated is audited by an auditor other than the Accounting Auditors of the Company.

V. Systems and Policies of the Company

Systems to Ensure the Proper Business Operation

At the meeting of the Board of Directors held on May 30, 2006, the Company confirmed by resolution its basic policies to ensure its proper business operation as follows:

1. System to ensure compliance with relevant laws and regulations as well as the Articles of Incorporation by directors and employees in performing their duties

Directors and employees of the Company shall perform their duties in accordance with the code of conduct and its particulars as set forth in the corporate code of ethics, as well as laws and regulations and other fair business practices, and shall make efforts to prevent violations from occurring. In the event that directors and employees find actual or possible violations of laws and regulations, among others, directors and employees shall take necessary remedial actions, such as utilizing the internal reporting system set forth in the corporate code of ethics.

In addition, the internal control and procedures committee chaired by the President of the Company shall promote the establishment, maintenance and improvement of a more appropriate internal control system, make efforts to develop and maintain a corporate compliance system, and each responsible department shall formulate rules, regulations and guidelines and implement education initiatives as necessary.

2. System for the retention and management of information relating to the performance of duties by directors

With respect to documents and other information relating to the performance of duties by directors, the Company shall determine a retention period in accordance with the related internal regulations as well as relevant laws and regulations and the document management regulations. The Company shall retain and manage such documents and information in such a way that permits them to be easily searched, and verify the operation status and review related internal regulations as necessary.

3. Rules and systems with respect to the management of risk of loss

In addition to systematizing, improving and reviewing internal regulations, guidelines and manuals with respect to risk management, the Company shall establish management systems tailored to individual risks.

In the event of unexpected contingencies, the Company shall establish a special task force led by the President or a Director in his or her place, appoint outside advisors as necessary, promptly and appropriately deal with such situation to prevent further loss, and establish systems to minimize damage.

4. System to ensure the efficiency of performance of duties by directors

Management policies and important decisions with respect to management strategy shall be determined at meetings of the Board of Directors. Based on such decisions, a management strategy meeting consisting of directors and major executive officers shall, in principle, be held once a week to make precise and prompt decisions with respect to the performance of duties, and executive officers who are elected in each specialized field shall perform the particular duties for which they are responsible.

In addition to receiving reports on the performance of duties by each executive officer at the monthly meeting of the executive officers, directors shall oversee and monitor the executive officers at all times.

These management organizations shall be consistently operated in accordance with the board of directors regulations, management strategy meeting regulations, and the regulations pertaining to executive officers and the board of executive officers. Decisions by these management organizations shall be made clearly in accordance with predetermined decision standards.

With respect to performance of duties pursuant to decisions of the Board of Directors, each organization and responsible person in charge shall properly conduct the duties for which they are responsible pursuant to the relevant authorities and responsibilities, and based on the internal rules concerning the organization of positions and administrative authorities, as well as the organization rules and the rules on segregation of duties.

5. System to ensure the proper business operations of the corporate group consisting of the Company and its subsidiaries

In order to ensure the proper business operations of the Company and the companies in the Kioritz Group, duties shall be executed in accordance with the code of conduct and its particulars as set forth in the corporate code of ethics which applies to the Company and all companies in the Kioritz Group, in addition to applicable laws, regulations and other fair business practices. Efforts shall be made to prevent violations from occurring, and the compliance system, including an internal reporting system, shall be enhanced and promoted.

In addition to dispatching directors from the Company to companies in the Kioritz Group to supervise management, the Company's internal control and procedures committee, in cooperation with each group company, shall promote the establishment, maintenance and improvement of an even more appropriate internal control and procedures system for the Kioritz Group as a whole, and compliance systems shall be established and maintained in each group company.

6. Matters concerning employees who assist Statutory Auditors in the event that a request to retain such employees is made by Statutory Auditors, and matters concerning the independence of such employees from Statutory Auditors

At the request of the statutory auditors, a statutory auditors office, under the direct control of the Board of Statutory Auditors, shall be established and an employee who does not hold a concurrent post relating to the execution of duties shall be appointed as a full time assistant in the duties of the statutory auditors.

Valuation of the assistant in the duties of the statutory auditors shall be conducted by the Board of Statutory Auditors and any action taken with respect to such assistant concerning appointment, dismissal, transfer, disciplinary actions or changes in salary or wage shall require the prior consent of the Board of Statutory Auditors.

7. System for directors and employees to report to statutory auditors, and other reports to be made to statutory auditors, as well as systems to ensure effective audit by statutory auditors

Directors and employees shall report on the status of management decision-making and the execution of duties to statutory auditors through the Board of Directors, the management strategy meetings, the board of executive officers and other material internal meetings.

Directors and employees shall promptly report to statutory auditors or the Board of Statutory Auditors on all legal matters, matters which significantly affect the Company and the Kioritz Group companies, the status of the implementation of internal audits, the status of reporting through the internal reporting system and any matters in respect of which a report has been requested on the basis of necessity with respect to audits.

The Board of Statutory Auditors periodically has meetings with the President and Accounting Auditors for discussions.

Accounting Auditors' Report with Respect to Consolidated Financial Statements (Copy)

Independent Auditors' Audit Report

January 16, 2008

To: The Board of Directors
Kioritz Corporation:

Katsuyoshi Hayano
Certified Public Accountant
Katsuyoshi Hayano Public Accounting Firm

Hirotoshi Moriguchi
Certified Public Accountant
Hirotoshi Moriguchi Public Accounting Firm

We have audited the consolidated financial statements of Kioritz Corporation (the "Company") for the fiscal year ended November 30, 2007 (December 1, 2006 through November 30, 2007), which included the consolidated balance sheets, consolidated statement of income, consolidated statement of changes in net assets, notes to the consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the Company Law of Japan. The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above consolidated financial statements properly present the financial position and the results of operations for the fiscal year, in all material respects, of the company group consisting of Kioritz Corporation and its consolidated subsidiaries, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law of Japan.

End of Document

Accounting Auditors' Audit Report (Copy)

Accounting Auditors' Audit Report

January 16, 2008

To: The Board of Directors
Kioritz Corporation:

Katsuyoshi Hayano
Certified Public Accountant
Katsuyoshi Hayano Public Accounting Firm

Hirotoshi Moriguchi
Certified Public Accountant
Hirotoshi Moriguchi Public Accounting Firm

We have audited the financial statements of Kioritz Corporation (the "Company") for the 64th fiscal year (December 1, 2006 through November 30, 2007), which included the balance sheets, statement of income, statement of changes in net assets, notes to the financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Item 1 of the Company Law of Japan. The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company for the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law of Japan.

End of Document

Board of Statutory Auditors' Audit Report (Copy)

Audit Report

This audit report was prepared by the board of statutory auditors of Kioritz Corporation (the "Company") (the "Board of Statutory Auditors") after deliberation, as a concurrence of all statutory auditors (each a "Statutory Auditor"), based on audit reports prepared by each Statutory Auditor with respect to the methods and results of audit concerning the performance of each director (a "Director") of his/her respective duties during the 64th fiscal year (December 1, 2006 through November 30, 2007). We hereby report as follows.

1. Methods of Audit by Statutory Auditors and the Board of Statutory Auditors, and its contents

In addition to establishing audit policies and segregation of duties, and receiving reports from each Statutory Auditor on the implementation status and results of the audit, the Board of Statutory Auditors received reports from Directors and independent auditors (each an "Independent Auditor") on the performance of their duties and requested further explanations as deemed necessary.

Pursuant to the audit policies and segregation of duties established by the Board of Statutory Auditors, each Statutory Auditor communicated with Directors and employees in order to collect information, improve the audit environment, and at the same time, attended meetings of the board of directors ("Board of Directors"), management strategy meetings, meetings of executive officers, and other important meetings, received reports from Directors and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices. In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law of Japan, as well as the status of the structural systems (internal control system) that has been developed based on such resolutions. With respect to subsidiaries, we communicated with and exchanged information with Directors and Statutory Auditors, among others, of the subsidiaries, received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report and its supporting schedules for the fiscal year.

In addition, we monitored and reviewed whether the Accounting Auditors maintained their independent positions and conducted the audit properly, received reports from the Accounting Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Accounting Auditor that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary. Based on the above methods, we reviewed the financial statements for the 64th fiscal year (balance sheets, statement of income, statement of changes in net assets, and notes to the financial statements) and its supporting schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, and notes to the consolidated financial statements) and its supporting schedules.

2. Results of Audit

(1) Results of audit of the business report

(i) The business report and its supporting schedules of the Company accurately presents the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.

In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2) Results of audit of the financial statements and its supporting schedules

The methods and results of audit performed by Katsuyoshi Hayano (Certified Public Accountant) and Hirotoshi Moriguchi (Certified Public Accountant), the accounting auditors of the Company, are appropriate.

(3) Results of audit of the consolidated financial statements

The methods and results of audit performed by Katsuyoshi Hayano (Certified Public Accountant) and Hirotoshi Moriguchi (Certified Public Accountant), the accounting auditors of the Company, are appropriate.

January 18, 2008

Board of Statutory Auditors of
Kioritz Corporation

Kazuo Kamioka
Standing Statutory Auditor

Katsunori Oya
Standing Statutory Auditor

Masato Tanaka
Outside Statutory Auditor

Keiichiro Horikoshi
Outside Statutory Auditor

End of Document

END